Exhibit 2.2

April 10, 2015

Ignite Restaurant Group

9900 Westpark Drive, Suite 300

Houston, Texas 77063

Attention: Michael Dixon

Re: Extension of Closing Date

Ladies and Gentlemen:

Reference is made to that certain Equity Purchase Agreement, dated as of March 7, 2015 (the "Purchase Agreement"), by and among Redrock Partners, LLC (the "Purchaser"), Ignite Restaurant Group, Inc. (the "Seller"), Rimrock Partners, LLC (the "Parent") and Mac Parent LLC (the "Company"). Capitalized terms used but not defined in this letter agreement (this "Letter Agreement") shall have the meanings ascribed to such terms in the Purchase Agreement.

WHEREAS, the Purchaser and the Parent have requested that the Seller and the Company extend, pursuant to Section 2.3 of the Purchase Agreement, the date of the Closing, and, subject to the terms and conditions of this Letter Agreement, the Seller and the Company have agreed to such an extension.

NOW, THEREFORE, the Parties, intending to be legally bound, hereby agree as follows:

1. Extension of the Closing Date.     Pursuant to Section 2.3 of the Purchase Agreement, the Purchaser and the Seller agree that the purchase and sale of the Purchased Equity Interests shall take place at the offices of King & Spalding LLP, 1180 Peachtree Street, Atlanta, Georgia, on or before April 17, 2015, at 3:00 p.m. (Central Time) (the "Extended Closing Deadline").

2. Purchase Price Increase. Effective at 3:01 p.m. (Central Time) on the Extended Closing Deadline, the Purchase Price shall automatically and without any further notice or action be increased to EIGHT MILLION TWO HUNDRED FORTY THOUSAND DOLLARS ($8,240,000).

3.      Reimbursement of Expenses.    In addition to all other requirements of Section 2.4(d) of the Purchase Agreement, on the Closing Date (and as a condition to the Seller's obligation to consummate the Closing), the Purchaser shall reimburse the Seller for any costs and expenses incurred by the Seller (including any amounts paid by the Seller to support the Business) as a result of the Purchaser's failure to consummate the Transactions on Apri110, 2015.

4. Guaranty. Each of Richard L. Monfort and Dean A. Riesen (each, a "Guarantor" and, together, the "Guarantors") hereby severally, and jointly, irrevocably, absolutely and unconditionally guarantees the full and prompt payment and performance by the Purchaser of all amounts owed by and obligations of the Purchaser under this Letter Agreement (collectively, the "Guaranteed Obligations"). This guaranty is a continuing one and all liabilities to which it applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon. Each Guarantor hereby agrees that the Guaranteed Obligations shall be unconditional, irrespective of the validity or enforceability of the Purchase Agreement against Purchaser, any change therein or amendment thereto, the absence of any action to enforce the same, recovery of any judgment against Purchaser or any action to enforce the same, or any other circumstances which may otherwise constitute a legal or equitable discharge or defense of a guarantor; provided, however, that the Guarantors shall be subrogated to all rights of Seller in respect of any amounts paid by the Guarantors pursuant to this guaranty. This guaranty shall continue to be effective or be reinstated, as the case may be, if at any time any payment of the Guaranteed Obligations or any other amount owed to the Seller hereunder or under the Purchase Agreement is rescinded or must otherwise be returned by the Seller upon the insolvency, bankruptcy or reorganization of any Guarantor, Purchaser or otherwise, all as though such payment had not been made. The Guarantors acknowledge and agree that their obligations under that certain guaranty letter agreement dated as of March 7, 2015, in favor of the Seller are hereby ratified and shall remain in full force and effect and be unaffected by this Letter Agreement.

5. Governing Law. This Letter Agreement shall be governed by and construed in accordance with the internal Laws of the State of Delaware, without regard to the principles of conflicts of Law that would provide for application of another Law.

6. No other Waiver or Amendment.     Except as set forth herein, this Letter Agreement is not, and shall not be construed as, a release, waiver, amendment or modification of any of the terms, conditions, representations, warranties, covenants, rights or remedies set forth in the Purchase Agreement.

7. Assignment; Amendments and Waivers; Counterparts. No rights or obligations of a Party under this Letter Agreement may be assigned by such Party without the prior written consent of the other Parties. Subject to the foregoing, this Letter Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Letter Agreement may be amended, modified, superseded or cancelled, in each case, only by an instrument in writing signed by the Parties. This Letter Agreement may be executed in counterparts, each of which when taken together shall constitute an original. A facsimile or other electronic transmission of an executed counterpart shall have the same effect as the original executed counterpart.

[Signature pages follow.]

Very Truly Yours,

PURCHASER:

REDROCK PARTNERS, LLC

By:	/s/ Dean A. Riesen
Name: Dean A. Riesen
Title: Managing Member

PARENT:

RIMROCK PARTNERS, LLC

By:	/s/ Dean A. Riesen
Name: Dean A. Riesen
Title: Managing Member

[Signature Page to Extension Letter Agreement]

ACKNOWLEDGED, AGREED TO AND ACCEPTED AS OF THE DATE SET FORTH ABOVE BY:

SELLER:

IGNITE RESTAURANT GROUP, INC.

By:	/s/ Michael J. Dixon
Michael J. Dixon
President

COMPANY:

MAC PARENT LLC

By:	/s/ Michael J. Dixon
Michael J. Dixon
President

[Signature Page to Extension Letter Agreement]

ACKNOWLEDGED AGREED TO AND ACCEPTED AS OF THE DATE SET FORTH ABOVE BY:

 GUARANTORS:

/s/ Richard L. Monfort
Richard L. Monfort

/s/ Dean A. Riesen
Dean A Riesen

[Signature Page to Extension Letter Agreement]